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                           November 29, 2021

       Kumi Yamamoto Baruffi
       Executive Vice President, General Counsel and Corporate Secretary Columbia Banking System, Inc.
       1301    A    Street
       Tacoma, Washington 98402-4200

                                                        Re: Columbia Banking
System, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 22,
2021
                                                            File No. 333-261281

       Dear Ms. Baruffi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Partick S. Brown